June 27, 2019

Jorge Rauber
Chief Executive Officer
Central Puerto S.A.
Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina

       Re: Central Puerto S.A.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-38376

Dear Mr. Rauber:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 3.D
Risk Factors
"Voting rights, and other rights, with respect to the ADSs . . .", page 29

1. We note your disclosure that "section 7.6 of the deposit agreement provides that each of the parties to the deposit agreement (including, without limitation, each holder and beneficial owner) waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding against us and/or the ADS Depositary." In future filings, please clearly disclose whether the jury trial waiver provision applies to claims under the U.S. federal securities laws. If the jury trial waiver provision does apply to claims under the U.S. federal securities laws, disclose, if true, that by agreeing to the provision, investors will not be deemed to have waived your or the depositary's compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, please provide additional risk factor disclosure related to the
 Jorge Rauber
Central Puerto S.A.
June 27, 2019
Page 2
         enforceability of the jury trial waiver provision, as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom,
Assistant Director, at (202) 551-3264 with any questions.



FirstName LastNameJorge Rauber                                  Sincerely,
Comapany NameCentral Puerto S.A.
                                                                Division of
Corporation Finance
June 27, 2019 Page 2                                            Office of
Consumer Products
FirstName LastName